Filed by RiskMetrics Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.
(Commission File No.: 1-33928)

On March 1, 2010, MSCI Inc. held a conference call of analysts and investors regarding its announcement that it had entered into a definitive merger agreement to acquire RiskMetrics Group, Inc.  The following is the transcript of the presentation.  The electronic slides referred to in the following transcript are also being filed on March 1, 2010 by MSCI Inc. pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

— MANAGEMENT DISCUSSION SECTION

Operator:  Good day, everyone, and welcome to this MSCI Incorporated Conference Call.

At this time, I’d like to turn the call over to Mr. Edings Thibault, Head of Investor Relations. Please go ahead, sir.

Edings Thibault, Investor Relations

Thank you very much, Operator. Good morning and thank you very much, for joining our call to discuss the acquisition of RiskMetrics Group by MSCI Inc. We are joined on the call by Mr. Henry Fernandez, the Chairman and Chief Executive Officer of MSCI; by Mr. Ethan Berman, the Chief Executive Officer of RiskMetrics Group; Mr. Michael Neborak, Chief Financial Officer of MSCI; Mr. David Obstler, Chief Financial Officer of RiskMetrics.

Please note that earlier this morning, we issued a press release announcing the deal and describing the terms and conditions. A copy of that release, together with a version of the presentation slides that will accompany this call can be viewed on MSCI’s website at mscibarra.com under Investor Relations. An additional copy of the press release can be found on the Investor Relations section of the RiskMetrics website at www.riskmetrics.com.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date in which they are made, which reflects management’s current estimates, projections, expectations or belief, and which are subject to risks and uncertainties that may cause actual results to differ materially.

For a discussion of additional risks and uncertainties that may affect the future results of the Company, please see the description of risk factors and forward-looking statements in our Form 10-K for our fiscal year ended November 30, 2009.

Today’s call may also include discussion of certain non-GAAP financial measures. Please refer to today’s earnings release for the required reconciliation of non-GAAP financial measures, the most directly comparable GAAP financial measures, and other related disclosures.

I will now turn the call over to Mr. Henry Fernandez, Chairman and Chief Executive Officer of MSCI. Henry?

Henry A. Fernandez, Chairman, Chief Executive Officer and President

Thanks, Edings, and good morning to everyone. I want to extend a particular welcome to Ethan and David. Thank you for joining us this morning.

Today is a historic day for MSCI. Our proposed acquisition of RiskMetrics greatly expands our capabilities in the high growth, high margin business of multi-asset class risk management analytics. We could not be more excited about what this combination offers our clients, our shareholders and our employees. From a strategic perspective, the fit between our two companies could not be more compelling. Together, MSCI and RiskMetrics will be a leading provider of widely-recognized tools for equity performance, for equity portfolio management, and risk management of gross asset classes.

Today’s deal also represents a step function change in the scale and the scope of our business. Together, we have revenues of about $750 million and generate a combined EBITDA of more than $315 million. Our combined company will have more than 2,000 employees around the world. Individually, each company has more than 3,000 clients in the Americas, in EMEA and in Asia.

The combination of MSCI and RiskMetrics significantly accelerates our efforts to take advantage of what we think will be an important theme for at least the next decade. That is the critical need to understand, to measure, manage and report risk across an entire portfolio. This is going to be a key growth area for our company for a very long time to come.

The combination of our deep understanding of the risk needs of asset owners and asset managers, combined with RiskMetrics’ knowledge of hedge funds and banks, will result in a more comprehensive product suite for all of our customers. In addition, the combined revenues of the two companies should support more intensive research and product development, leading to improved products for our clients and faster growth for our shareholders.

Furthermore, our core strategy in analytics has been to marry our equity and fixed income portfolio management tools with a powerful risk management platform to create an integrated understanding of risk across our clients’ investment processes. This means the data and the valuation models used by portfolio managers in the front office will be the same as those used by risk managers and CIOs and CROs, creating a unified language of risk. We think that combination has been -- this combination has the potential to add enormous value to our clients’ investment processes and be long-term engines of growth across all of our analytics businesses.

The acquisition of RiskMetrics materially accelerates our own efforts to build that capability organically in our own multi-asset class product line. It should also accelerate the build-out of our fixed income portfolio management tools, which today is a small part of our business but a key growth area.

To sum up, the addition of risk metrics is an important step in the long-term strategy of building a fast-growing, highly-profitable and industry-leading mission-critical analytics product portfolio. The increased scale and the scope of our business will enable us to leverage our existing cost space, resulting in higher margins, which in turn will enable us to invest more in developing new products and capabilities, which in turn should translate into higher retention and accelerated revenue growth.

This is the virtual circle that has created so much value for us in our equity-index business and we intend to replicate it in our analytics business. We also think this transaction will yield significant financial benefits to our shareholders.

First, this deal is expected to immediately be accretive to our cash earnings. If this deal had been completed at the beginning of 2009, and assuming no synergies, we would expect accretion to cash earnings in the mid to high-single digit percentage range. By the end of year three, assuming full effect for our synergies, the level of accretion will be much higher.

The key driver of this accretion will be our ability to drive substantial synergies by eliminating overlapping costs and leveraging the significant investment both companies have made in our own cost infrastructure. And I want to reiterate this point; the multi-asset class risk management business is one we know well, so we are highly confident in our ability to realize our $50 million of cost synergies.

We are also confident that there are multiple revenue synergies as well. Given the broad base of clients and the enhanced product suite, we think there are ample opportunities for cross-selling and up-selling existing products to our existing combined client base. One clear example of that kind of revenue synergy comes in the environmental social governance space that RiskMetrics has been expanding on.

We are excited about the potential to leverage the research, the analytics and the data of RiskMetrics ESG business to create global indices that will enable us to offer benchmark products for global, socially conscious investors. That’s just one example of the synergies that we can generate with this combination.

We are taking on more debt as part of this deal. But it is important to note that this debt is supported by a very strong combined free cash flow of both companies. And we expect that this cash flow will enable us to delever rapidly in a few years.

Finally, one of the most attractive characteristics of our business model is the combination of a fast-growing top line with the steady and predictable nature of our subscription revenue model. The addition of RiskMetrics will only increase the relative weighting of subscription revenues and the increased diversity of our revenue stream to reduce the volatility of our revenues. So not only will this deal accelerate our growth and improve our overall profitability, it should also result in a larger and even more predictable top-line growth.

With that as an introduction as to why we are so excited about today’s announcement, I would like to invite Ethan Berman, RiskMetrics’ Chief Executive Officer and a good friend, to share his thoughts with you. Ethan?

Ethan Berman, Chief Executive Officer and Founder, RiskMetrics Group

Thank you, Henry. As I know you know, I am absolutely thrilled to be here, and would like to take a minute to talk about why we at RiskMetrics are so excited about these two companies coming together. As Henry made reference, the need to understand risk as part of the investment process is critical, and that need is only going to increase over the next 10 years.

In addition, we have seen that our clients are looking for providers to bring them broader, more complete solutions. As such, we saw an attractive opportunity to combine with MSCI, create a preeminent provider for tools for portfolio risk management, with scale across all asset classes. This combination gives us the size and scope to address the top to bottom risk management needs of a broad range of customers, while enabling the combined company to increase our investment in new product development, which is essential in our industry.

The two companies will together allow us to deliver a powerful set of products to our clients, while at the same time creating shareholder value for investors and growth opportunities for our employees. It is my view and one shared by the RiskMetrics board that this truly is a powerful combination.

Henry A. Fernandez, Chairman, Chief Executive Officer and President

Thanks, Ethan. I could not agree with you any more. It is a powerful combination. We will be marrying MSCI’s expertise in equity performance indices, equity portfolio risk, and multi-asset class risk analytics with your very own core strength in multi-asset class risk analytics and corporate governance.

We’re also bringing together two broad complementary client bases. Each company has more than 3000 clients, but more importantly, it’s the product set and expertise we can now bring to the full range of investment companies, from asset owners, to asset managers, broker dealers, mutual funds, hedge funds, banks and insurance companies. This broad client set enables us to leverage the expertise we have each developed in delivering investment decision tools to each group in order to create an even more comprehensive product suite and add more value to all. We are also bringing together a powerful combination of brands, global brands, MSCI, RiskMetrics, Barra, FEA, ISS.

Finally, we are bringing together two global companies. Both businesses are global today, but the combination will increase the size of our footprint in the major developed markets and enable MSCI’s sales force to bring RiskMetrics’ solutions to Asia. The real power of this combination is in the comprehensive product suite. As of today, between MSCI and RiskMetrics, we offer a full array of products covering multiple asset classes, and which run top to bottom of our clients’ investment processes. This is a big diverse array of businesses today that offer attractive growth prospects on any number of fronts.

But where the power comes to bear the most is when we can begin to put those pieces together. Our goal is to seamlessly connect the front office portfolio management function with those of the middle office risk management function. That has the potential to create an integrated and seamless view of risk that will provide the functionality and insight to help individual portfolio managers better understand their own trade-off between risk and return, and to help risk managers and CROs understand the same trade-off across multiple portfolios and multiple asset classes. That will translate into significant growth opportunities for us, significant value to our clients.

That is our vision and it represents the full potential of our suite of investment decision tools. We are not there yet, but with RiskMetrics, we are a lot closer today than we were last week. The other power in our combination is the ability to leverage a core infrastructure platform to support multiple product applications.

At the end of the day, we are a company that takes in widely available market data, cleans it, shapes it, combines it with models and software to create tools that help our clients address specific needs. The key attribute that makes our business model so attractive is that much of that infrastructure can be leveraged across a variety of products. The same equity market data that we use for our equity indices can be used in our equity portfolio analytics tools and in our multi-asset class analytic tools. The same fixed-income data that shapes our multi-asset class risk management tools can be used to drive fixed-income portfolio analytics.

The key to making this business model work is scale. Scale enables us to spread across multiple product lines the high and relatively fixed costs of this platform of data, models, analytics and software. The addition of RiskMetrics brings significant scale to our business model, and we can then put on top of that – that we can then put on top of that our data processing models and technology.

The ability to leverage that fixed infrastructure is a key reason we think we can generate $50 million of cost synergies from our acquisition of RiskMetrics. This is a business we know very well, and we are confident that we can deliver on our synergy strategy. In addition to the ability to cut out the duplicative data processing costs, we are also confident that we will be able to move quickly to eliminate overlapping positions across a broad range of functions.

We also anticipate being able to take advantage of the emerging market centers that MSCI has built in Budapest, Mumbai, Monterrey, Mexico and in Shanghai; to relocate or add positions in those places to continue the growth and profitability of our business. We see additional savings coming from the elimination of occupancy costs, public company expenses, and other G&A functions. Not included in this $50 million synergy number, of course, are the potential revenue synergies that I already described.

Now I would like to ask our Chief Financial Officer, Michael Neborak, to walk us through the financial profile of the combined company and review with you they key terms of this deal. Mike?

Michael K. Neborak, Chief Financial Officer

Thank you, Henry. I’m going to talk first about the financial profile and then talk about some transaction terms, and then talk a little bit about the combined pro forma company. So first, the financial profile based on full year 2009 figures, the transaction increases the size of MSCI’s revenue base from approximately $440 million to $750 million, and our adjusted EBITDA from $215 million to $314 million, and that’s before synergies. We achieved the enhanced scale while maintaining MSCI’s strong historical revenues and EBITDA growth.

Another transaction benefit comes from increased revenue diversification by adding substantially to the multi-asset class analytics product category, which increases from 8% of our revenue base today to 26% of pro forma combined revenues. Importantly, equity indices continue to be our largest product category, representing 35% of pro forma revenues.

In addition, recurring revenue from subscription business increases from 84% to 87%, and market-based recurring revenue declines from 16% to 10%. The key transaction terms can be thought of as follows. Based on MSCI’s closing stock price on Friday, February 26, the purchase price is $21.75 per share. That price is comprised of the cash component of $16.35 per share, representing approximately $1.2 billion or 75% of full consideration, plus a stock component of $5.40 per share in MSCI common stock based on a fixed exchange ratio of 0.1802 MSCI common shares for each RiskMetrics fully diluted common share.

That exchange ratio will cause MSCI to issue approximately 14 to 16 million new fully diluted common share equivalents, representing 11 to 13% of MSCI’s pro forma fully diluted common shares outstanding. The exact number of MSCI’s fully diluted share equivalent issued will depend on how many RiskMetrics’ stock options are exercised into RiskMetrics’ common stock prior to closing.

In the presentation that we put up on the website in page 17, there is a page which illustrates the number of MSCI common shares and equivalents expected to be issued in the transaction.

Assuming all vested options convert, MSCI will issue approximately 14 million fully diluted common share equivalent, assuming only certain options convert, MSCI will issue approximately 16 million fully diluted common share equivalents.

The total transaction value is $1.55 billion that represents $21.75 per share, consideration multiplied by the fully diluted RiskMetrics common shares outstanding. At closing, the cash to repay all existing debt at both RiskMetrics and MSCI and the cash required to pay the cash component of the purchase price, will be provided by a new fully committed $1.275 billion term loan B, senior credit facility and $642 million of existing cash at both companies. The transaction is subject to approval by RiskMetrics shareholders and antitrust clearance. Closing is expected to occur sometime in our fiscal third quarter.

After the transaction closes, MSCI will have approximately $150 million of cash, $1.275 billion of outstanding debt, and a $100 million undrawn revolver. The pro forma net leverage ratio at November 30 is 3.6 times. Including synergies, that figure is 3.1 times. We are very comfortable with that leverage. The combined company had significant recurring revenue, high margins, and substantial free cash flow. We can delever very quickly. The debt can be paid down in full sometime during 2013.

The transaction is financially attractive. On page 13, in the presentation, I refer to that because of quite a few numbers meant to provide a roadmap to some important modeling assumptions using the 2009 income statements for both companies. There are revenue synergies, as Henry mentioned, and we have not included them in our analysis.

Approximately $50 million of cost synergies are expected to be realized fully by year 2012. The $23 million of intangible amortization expense on RiskMetrics’ 2009 income statement will be replaced by intangible amortization created by this transaction. For modeling purposes, assume this transaction adds approximately 60 million of annual amortization expense from intangibles.

The interest expense of both companies is eliminated and replaced by interest expense from a new $1.275 billion committed term loan B facility. A good working assumption based on today’s rates is an interest rate of 5% to 5.5% on that new debt. Interest income will decline from lower cash balances held after closing and I might also add here from calculating MSCI’s cash EPS, which for 2009 was $1.11, we add back the following to our reported GAAP net income. We add back the after-tax cost of intangible amortization and the after-tax cost of non-recurring stock-based compensation, which for us is our founders grant.

If you goes through the assumptions that I laid out there, the new combined cash earnings for the company assuming no synergies is $141 million. And the new share base of the company, assuming 16 million shares are added to the 102 million average shares that were outstanding, the fully diluted calculation in 2009 gives you accretion of 8% as Henry referred to earlier in the presentation as mid-to-high single digits for 2009.

And with that, I’m going to turn the presentation back over to Henry.

Henry A. Fernandez, Chairman, Chief Executive Officer and President

Thanks, Mike. Before we open up the call to Q&A, I would like to reiterate why the management teams and the Board of Directors of both MCSI and RiskMetrics are so excited about this deal. This combination is about bringing two providers of industry standard investment decision tools. The combination of our two fast growing risk management businesses will deliver immediate benefits in the form of product enhancements and cost savings.

Longer term, putting together RiskMetrics and MSCI, brings us a giant step closer to our vision of providing a seamless view of risk across our clients’ investment processes. That goal, which I am confident we will achieve, will add enormous value to our clients and be a powerful engine of growth and profitability for our combined company.

And now, I would like to take your questions. Operator?

— QUESTION AND ANSWER SECTION

Operator:  Thank you, Mr. Fernandez. [Operator Instructions]. We’ll take our first question from James Kissane, Bank of America.

<Q – James Kissane>: Thank you. Congratulations, everyone, on a great transaction, I think. Henry, can you comment on the margin profile maybe of the analytics business over time compared to your traditional index business?

<A – Henry Fernandez>: Good question, Jim. Currently, in MSCI, we’ve got two businesses in analytics. We have the equity portfolio risk business, which has fairly good margins and we have the risk management business, which is fast growing, but in which we currently lose money. When you combine our fast growing, but high cost infrastructure risk management business with RiskMetrics already developed, fast growing and high profit risk management business, and you take out some of the cost synergies or you assume some of the cost synergies, then it creates a pretty powerful platform of high growth and high profitability in the risk management business. And then, when you integrate, in a seamless way from the front office to the back office, that new profitable, high growth risk management business with a now re-energized front office portfolio management risk business, we believe that the latter will grow faster and the combined profitability of the entity will be a lot higher. We also believe that the margin that we can obtain in this combined analytics business could be similar to the margins that we have in equity indices than over time. There is no reason not to get there. It’s just a question of building scale on revenues to spread a cost infrastructure, a common cost and fixed infrastructure over that higher revenue base.

<A – Ethan Berman>: Jim, as you know, RiskMetrics, we are in the low 40s at percent margin on the risk business and obviously, we get the advantage of synergies here. That business has been growing quite rapidly over the last four years. So to reiterate Henry’s comments of where margins in that business can go, I think it certainly can go significantly higher than where we actually are already today.

<Q – James Kissane>: That’s great. And not to put you on the spot, Henry and Ethan, but maybe your thoughts on the ISS/governance business over time and maybe how it fits?

<A – Henry Fernandez>: That’s a good question as well, Jim. In our view, a lot of the core businesses that we want to build in the combined company are equity performance indices, portfolio management tools, our fixed income portfolio and portfolio management tools and the risk management tools. We have an incredible amount of organic growth and obviously through this acquisition further growth to achieve that. When you look at the ISS business in the context of that, it obviously becomes less core, less mainstream to us. Having said that, the ISS business is a great business. It has held up really well during the downturn in the last two years. What Ethan and his team have been able to do in investing in the technology to be able to automate that business and take out some costs, which is now just beginning to happen, will provide significant higher margins and profitability in that business.

<Q – James Kissane>: Great. Thank you.

Operator:  Then we’ll take our next question from Peter Appert, Piper Jaffray.

<Q – Peter Appert>: So Henry, just to make sure I understood the response to the last question. The intention is then to keep the ISS business?

<A – Henry Fernandez>: The intention is to recognize that it is non-core to what we do today and to try to continue to benefit from the cash flows of that business, particularly in order to delever fast.

<Q – Peter Appert>: I got it. Thank you. And then Henry, you anticipating an extensive antitrust review? What do you think the issues might be there?

<A – Henry Fernandez>: I think like any other business combination, we intend to proceed to file our regulatory filings with the nearest antitrust authorities around the world, but particularly in the U.S. and the European Union. We expect -- I am highly confident that there will be obviously a fast process there and we don’t expect any significant issues, particularly because our two risk management businesses are only a small percentage, very small percentage of the overall risk management tools that exist in client organizations around the world.

A lot of what they do has been organically built. A lot of the internal systems have been provided, sometimes consultants or pension firm consultants and the like have provided a lot of this to the pension funds. So we have a small percentage of the overall market and we hope that therefore that it is a great benefit in that process.

Secondly, the overlap in our risk management business in BarraOne with RiskManager from RiskMetrics is very, very small. A lot of what RiskMetrics has been able to do is grow fast in the hedge fund space, which is pretty attractive to us and some of the mutual fund complexes, particularly in Europe, having to do with use of three regulations. A lot of our forte at MSCI with BarraOne has been with asset owners, pension funds and several wealth funds around the world and many of the asset managers, particularly asset managers of defined benefit plans. So not a lot of overlapping of what we do today.

Operator:  And we’ll go next to Ed Ditmire, Macquarie.

<Q – Edward Ditmire>: Good morning, guys. I have a question on -- you talked about how you have the opportunity to deleverage fully over the next three or four years. But can you talk at all about what you might see as a target financial leverage? It doesn’t seem – you know I guess there is some debate probably about what level is desirable. Any thoughts on that?

<A – Henry Fernandez>: Good question. Both companies are standard and some of the companies with a high degree of leverage and we are pleased to point out that -indicate that we both delevered very fast even in the worst possible crisis of a few generations in the world today. So that MSCI, we are now in a position of a net cash -- when you take the cash minus the debt and RiskMetrics is not there yet, but very, very close to a breakeven level from that point of view over the last two years. So the combined companies cash flow, free cash flow and the ability to generate synergies will provide enormous ways to delever.

Then the question becomes, as we are delevering fast and have an opportunity to accumulate cash, the old dilemma that we have at MSCI right now, which is we are sitting on a lot of cash, but we are also sitting on equity with a negative carry, what do you do with that? Do you keep accumulating the cash and keep the lever or do other things? I think ultimately there is an argument to be made that companies like ours which is extremely stable revenue base, fast-growing, is very strong free cash flows, should have a minimal amount of debt. What is that number? I don’t know, probably between one and two times, somewhere in there, in order to lever the equity returns and provide better shareholder value.

<Q – Edward Ditmire>: Okay, thank you. I’m sorry if you have already answered this, but are there any revenue dis-synergies between the multi-asset class business of legacy MSCI and RiskMetrics?

<A – Henry Fernandez>: Yes, RiskMetrics those there in MSCI and some revenues on our index data on that. That obviously goes away, gets flushed out in the process. Besides that, we can’t think of almost any other revenue dis-synergies of the combined company.

Operator:  And we’ll take our next question from David Scharf, JMP Securities.

<Q – David Scharf>: Good morning. I apologize, I am in the car, I hope you can hear me okay, Henry. Can you possibly share maybe some of the lessons you picked up since the integration of Morgan Stanley buying Barra I guess six, seven years ago? I know at that time you were attempting to integrate those sales forces, you ended up the better part of the last couple years rebuilding the BarraOne. As we think about those 50 million of cost synergies, can you get a little bit more granular about where it comes from and what the strategies are for sales force integration or just leaving them standalone?

<A – Henry Fernandez>: Yes, the lesson that we learned from the Barra integration was that there were a few lessons that turned -- that will turn this integration very positively. The first one is it is just amazing the amount of synergies we can -- that can be created on building a common infrastructure in these businesses, a common data set that is clean, that is robust, a common data production factory in which you take the market data, combine it with the models to produce the right data, the common ID infrastructure that runs that factory, the common software platform to be able to write applications on top of that, the common client service around the world, a common salesforce. So what we learned in Barra with MSCI and at that point, these were two distinct businesses, was there were enormous opportunities to combine this into a common set and build revenues on top of that for enormous expansion of margin. We believe that, given that we are already in the risk management business with BarraOne, that we are already in the equity portfolio risk business compared to when we acquired Barra, that that will bode very well for us in this area. And that was one lesson learned.

The second one is that when you combine two companies, even though they have similar cultures and we believe that MSCI Barra have similar cultures with RiskMetrics, it is not one culture or the other one that survives. It is a question of shaping and building a new culture, bringing the best from the two places and that’s something that we are extremely focused on and ultimately what happened with MSCI and Barra. In terms of specifically the identifiable synergies, the cost synergies on page 8 of the presentation, we have about $20 million of what we call non-compensation expense savings these have to do with the combination of data centers, data network, the market data spend of the combined companies, office occupancy around the world. We have a significant overlap of office space around the world, other general and administrative expenses and also clearly, we now have one public company rather than two, so we save some money there. That’s about $20 million of the 50. Another $30 million is compensation expense savings and that is clearly the elimination of a lot of overlapping positions and the support functions at the combined company from finance, to HR, to infrastructure and technology and the like. There is the opportunity to combine and the combination of the ,of our development organizations and obviously a little bit of synergies and the combination of our salesforce and our client service functions. But again, a lot of the – and lastly I should say the opportunity to continue to build our footprint in emerging market centers that provide extremely high quality of personnel at a reasonable expense ratio to compared to the developed markets. So overall, I think that the effort, those are the details that we can highlight.

<Q – David Scharf>: Great. Thank you very much. Congratulations.

<A – Henry Fernandez>: Thank you, David.

Operator:  And we will take our next question from Suzi Stein, Morgan Stanley.

<Q – Suzanne Stein>: Hi, congratulations. Can you just address your capacity and your desire to do additional acquisitions or is this it just for a while? I know you have been looking for something in the equity index business and if something were to come up, would you be able to pursue it at this point?

<A – Henry Fernandez>: Definitely, absolutely, yes. The equity index business is a business that we have all learned to love for its high growth, high margins, very sticky around the world, very client-based, great brands and the like and there should be absolutely no doubt in anybody’s mind that the acquisition of RiskMetrics can put any damp on our desire to continue to expand on the equity index business should there be the properties available out there that we can combine with and generate the same levels of revenue and cost synergies that we are trying to do here. For now, given that we don’t see yet any identifiable properties out there, our main focus is in completing this transaction and delivering on the promise that we are making to all of you that we will create significant shareholder value from this combination.

<Q – Suzanne Stein>: Okay, thanks. And can you just talk about how senior management will be structured after the transaction?

<A – Henry Fernandez>: Yes, Ethan Berman will stay on for a period of time as an adviser to our company, helping us in the integration, for helping us obviously in identifying a lot of the areas in the business that we can grow and stabilize and helping us in the integration of the company. Beyond the role of Ethan as an adviser, there are no decisions made at this point as to various roles and responsibilities of the combined management team.

<Q – Suzanne Stein>: Okay. Thank you.

<A – Henry Fernandez>: Thank you Suzanne.

Operator:  We’ll go next to Andrew Fones, UBS.

<Q – Andrew Fones>: Yes, thank you. I was wondering if we could just talk about the timing regarding the closing of the deal and the synergies. I apologize if I’ve missed when you expect the deal to close, but also I think you said you expect the $50 million of synergies by the end of ‘11. Just wondering if you could give a sense of where you expect to be by, for instance, the end of 2010? Thanks.

<A – Michael Neborak>: Sure, Andrew. This is Michael Neborak. So we said that closing is anticipated in our fiscal third quarter. So that will be some time after May 31, June, July. And in terms of synergy timing, I think these are approximate numbers, but for 2010, $5 million to $10 million. In 2011, 25 million to 35 million and then in 2012, the full 50 million.

<A – Henry Fernandez>: Run rates. Run rates for account.

<A – Michael Neborak>: Well, those were what I gave you there are accounting numbers for 2010, 2011 and obviously in 2012, both a run rate and an accounting number because we will achieve it at the beginning of 2012.

<Q – Andrew Fones>: Got it, thanks. And then to help us as we think about revenue synergies, can you talk about the client overlap? You talked about cross-sell and up-sell opportunities. Just wondering to what extent you have kind of independent clients and can cross-sell each other’s products into those? Thanks.

<A – Henry Fernandez>: There is extremely little client overlap between our two organizations. If you look at the risk business of RiskMetrics, that’s about 530 clients. About a quarter I think are hedge funds, more or less and the rest are a number of, for example, European asset management companies in the continent that have subscribed to RiskManager as a tool to evaluate risk, complying with the use of three regulations in Europe. So when you look at the footprint, particularly of our combined risk businesses, it is extremely complementary. We don’t have a lot of hedge fund clients, we don’t have a lot of bank clients, we don’t have a lot of insurance clients. They do. They don’t have a lot of pension fund clients, wealth fund clients. We do.

Clearly, a lot of – we do a lot in the asset managers for defined benefits, mutual fund complexes, they don’t. Quite an incredible complementarity, and then when you go beyond the risk business, that’s even more more because they’ve got a 1,000 corporations of clients, other professional organizations and the like in which we don’t have as clients at all and we could benefit from mining that client base.

<A – Ethan Berman>: And even within – this is Ethan – even within the clients, I think we often sell to a different part of the client base, so MSCI Barra has been very front-office focused. We have been more middle-office focused and so we think we can take our middle-office sales to the front-office of those firms and the front office would be Barra sales primarily to the middle-office risk management solutions from RiskMetrics.

<A – Henry Fernandez>: That’s a great point that Ethan just mentioned because, even when there is one name on the client list, ABC asset management company, we are traditionally both in equity indices and equity portfolio of risk. In the equity portfolio management office of that organization and RiskMetrics may be in the risk management office of that organization. And in the past, those two things were relatively separate functions, but there is an increasing demand by this client base to integrate those two functions so that the RiskManager has the same information set, the same models, the same data, the same software that the portfolio managers are having. Even within clients that are the same, the overlapping functions is minimal.

Operator:  And we will go next to Robert Riggs, William Blair & Co.

<Q – Robert Riggs>: Good morning, everyone. Thanks for taking my questions. I know it’s not a core piece of the deal at this point, but just wanted to quickly follow-up on the corporate governance piece. Were there any – I guess looking out over the next couple quarters – any investments that you had deemed kind of necessary to make, be it IT or in the salesforce? And also I am assuming the corporate governance piece will be serviced by a separate salesforce, is that correct?

<A – Ethan Berman>: That is – this is Ethan – that is correct. As you may know from looking at our company, we have made the investments in the technology over the last two years and we are reaping the benefits of that now. We’ve rolled out our new voting platform. We are in the process of finalizing the integration of the three ES&G companies that we put together. So actually, we reap the benefits of the investment, not investing those in that segment of the business.

<A – Henry Fernandez>: And actually I would add that the timing of this transaction is actually ideal from the investment point of view because we were – we have, on the governance part of the business, Ethan and his management team are just coming off that investment. Not yet, but hopefully this quarter and the following quarters, beginning to reap the benefit of that investment in technology for expansion of margins. Now in the risk business, Ethan and his team have put in their forecast a significant investment in the next two to three years in the risk business. I think it is upward of 100 people, Ethan, that you were looking to do and same thing with us. We obviously have gone through our own investment but our continuing to invest in the BarraOne product line. So now on a combined basis, we can benefit from the strategic direction of that combined investment on one set of products to serve one set of clients around the world.

Operator:  Now we are going next to Drew Caputus with Davenport.

<Q – Drew Caputus>: Good morning, gentlemen. I just have a question regarding the selling process and the differences between MSCI and RiskMetrics specifically. What percentage is sold to existing clients versus new clients? And secondly, how should we think about the combined salesforce over the longer term? Are these products significantly different so that the majority of the salesforce will likely be retained over the long term? Thank you.

<A – Henry Fernandez>: Good question and again, this is also ideal from that point of view. Ethan and his team just recently developed a specialty salesforce by product line that they started when they acquired ISS. They started just like us with general sales people selling all products and just recently began a process of specializing in sales and in ISS and other kind of other areas. For MSCI, when we bought Barra in 2004, we also started with a generalist salesforce selling all products. It served us well, just like it served well to Ethan and his team. And about a year or plus ago, given that we were large and had a good footprint, we started then specializing into basically four salesforces. We have the equity indices, the equity portfolio risk, the multi-asset class risk and then our energy and commodity analytics. So the beauty of this transaction is that we can then take Ethan’s risk salespeople and combine it with our own salespeople in an easier way rather than if we had different models between us.

I think our up-selling and cross-selling revenues of our new sales are about 85%, 80% to 85%. I think in your case, it’s more like 50% in RiskManager. So that tells you – and by the way, 85% is combined into an equity and business equity portfolio risk and multi-asset class. If you were to take the sales to new clients on our risk management platform, it’s probably not dissimilar to Ethan’s because obviously it’s a wide-open field with a significant number of new clients.

Operator:  And we will go next to Aaron Teitelbaum, KBW.

<Q – Aaron Teitelbaum>: Hi good morning. I was actually just wondering if you could discuss a little bit about how this deal might impact MSCI’s long-term financial targets if at all it doesn’t seem like it might be preliminary but any color would be helpful.

<A – Henry Fernandez>: Not at all I think our growth revenue growth target in the mid-teens continues to be in place. If anything we probably could accelerate some of that given the high-growth addition of the risk management business of RiskMetrics. And in terms of profitability I think it will be in terms of growth and profitability it will probably accelerate our profitability because Ethan and his team have been having an expanding margin in the risk business and will begin to have an expanding margin in the ISS business. We have had a fairly good margin and growing fast on our equity index and equity portfolio of risk but obviously we’ve been losing the money because of the build-up of the infrastructure in risk management. And now when we begin to consolidate that it should give us high margin, high growth.

Operator:  And we’ll take our next question from Kelly Flynn, Credit Suisse.

<Q – Kelly Flynn>: Hi, this is [indiscernible] for Kelly. Good morning. A quick question for Ethan maybe even Henry just around the timing of this transaction. Is there anything we should read into the competitive environment how that may have changed that may have accelerated this transaction?

<A – Henry Fernandez>: Repeat the question again.

<Q – Kelly Flynn>: Yeah could you just on the timing of when this transaction happened could you tell us if there is anything that changed in the competitive environment that may have caused this deal to happen faster than it may have? Just give us your thoughts on the competitive dynamics?

<A – Ethan Berman>: Yeah let me start on that, it’s Ethan. Clearly there were two things that drove timing from us. Number one was just how big we thought the risk issue had become in the marketplace and that it was quite important to get scale quickly. And the second was this theme that both Henry and I have spoken about, about taking the risk management process in the middle office to the front office and from the front office to the middle office. And so the need to provide a complete solution to large global players in an area that was clearly on top of everyone’s mind the word risk made the combination so compelling at this particular time.

<A – Henry Fernandez>: And I think we are very unique extremely unique as a company that there are two sides to every investment. There is return and there is risk. Return we call performance and obviously risk we call risk so that we are now combining a company that is extremely focused on delivering solutions on equity performance and equity risk. And now combining it with a company that is focused on delivering solutions on multi-asset class portfolio risk there is -- there wasn’t any competitive pressure to do any of this whatsoever. It was more driven by the very wide-open opportunity in the marketplace to be a premier provider of solutions in the marketplace and it’s so exciting to do that.

Operator:  Okay Mr. Fernandez at this time, I would like to turn the conference back over to you for any additional or closing remarks.

Henry A. Fernandez, Chairman, Chief Executive Officer and President

Well again we thank you very much for all of you taking the time this early Monday morning in your schedules to listen to what we have to say and hear us explain the wonderful news and the wonderful things that this combination can achieve for us. We thank you very much. We will be updating you as the weeks and months progress on progress on getting all the regulatory approvals, shareholder approvals and the like. And we will welcome we always welcome any views or feedback or questions that you have starting immediately. We are a very open and transparent company and that has served us well. That is our philosophy and we love questions and feedback from all of you. Thank you very much.

Operator:  And again that does conclude this MSCI conference call. We do thank you for your participation.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  MSCI will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of RiskMetrics that also constitutes a prospectus of MSCI.  MSCI  and RiskMetrics also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics.  INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874.  Copies of the documents filed with the SEC by RiskMetrics will be available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information about the directors and executive officers of RiskMetrics is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to:  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI's Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.

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